UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                    EATERIES, INC.
                                   (Name of Issuer)

                         Common Stock, with par value $0.002
                            (Title of Class of Securities)

                                       277851101
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    June 28, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 5





          CUSIP No. 277851101        SCHEDULE 13D               Page 2 of 5




       1   Name of Reporting Person             ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3160631
       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                    208,200

         NUMBER OF
          SHARES          8    Shared Voting Power                       -0-
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power               208,200
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                  -0-


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                        208,200


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11           5.42%


       14   Type of Reporting Person                                         PN





          CUSIP No. 277851101        SCHEDULE 13D               Page 3 of 5



          Item 1.   Security and Issuer

               This Schedule 13D ("Schedule") relates to shares of common stock, with par value $0.002 (the "Common Stock"), of Eateries, Inc. (the "Issuer"). The principal executive office of the Issuer is 3240 W. Britton Road, Suite 202 Oklahoma City, OK 73120.

          Item 2.   Identity and Background

               This Schedule is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

               Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

          Item 3.   Source and Amount of Funds or Other Consideration

               Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

          Item 4.   Purpose of Transaction.

               The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other





          CUSIP No. 277851101        SCHEDULE 13D               Page 4 of 5



          factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

          Item 5.   Interest in Securities of the Issuer

          (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 208,200 shares are owned by Astoria Capital Partners, L.P.

          (c) Astoria Capital Partners, L.P. effected the following transactions through registered broker-dealers in the last sixty days: On May 31, 1996, purchased 1,000 shares of Common Stock at a price of $5.15 per share. On June 25, 1996, purchased 10,000 shares of Common Stock at a price of $4.43 per share. On June 27, 1996, purchased 13,700 shares of Common Stock at a price of $4.58 per share. On June 28, 1996, purchased 17,000 shares of Common Stock at a price of $5.45 per share. On June 28, 1996, purchased 11,500 shares of Common Stock at a price of $5.24 per share.

          (d),(e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               None.

          Item 7.   Material to be Filed as Exhibits

               None.





          CUSIP No. 277851101        SCHEDULE 13D               Page 5 of 5



                                      Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  November 20, 1998.

                                        ASTORIA CAPITAL PARTNERS, L.P.




                                        /s/ Richard W. Koe
                                        ______________________________
                                        By: Richard W. Koe
                                        Its: General Partner